Filed pursuant to Rule 424(b)(3)
File No. 333-162718

UNITED STATES HEATING OIL FUND, LP

Supplement dated July 8, 2011

to

Prospectus dated April 29, 2011

This supplement contains information, which amends, supplements or modifies certain information contained in the Prospectus of United States Heating Oil Fund, LP dated April 29, 2011. Please read it and keep it with your Prospectus for future reference.

The General Partner is making certain changes to the fees paid by Authorized Purchasers in connection with the creation of Creation Baskets and the redemption of Redemption Baskets. Such fee changes are effective July 1, 2011 and will continue in effect until the period ended December 31, 2011.

Cover Page

The sixth sentence of the first paragraph is amended as follows:

Authorized purchasers will pay a transaction fee of $350 for each order placed to create one or more baskets.

Breakeven Analysis (pages 7-8)

Footnote 2 of the Breakeven Analysis is amended as follows. The change in the footnote did not change the number in the corresponding table:

2)	Authorized Purchasers are required to pay a Creation Basket fee of $350 for each order they place to create one or more baskets. An order must be at least one basket, which is 100,000 units. This breakeven analysis assumes a hypothetical investment in a single unit so the Creation Basket fee for purposes of this breakeven analysis is $.01 (350/100,000).

The Offering – Creation and Redemption (page 9)

The Creation and Redemption provision under the entry “The Offering” is deleted and replaced with the following:

Authorized Purchasers pay a $350.00 fee for each order to create or redeem one or more Creation Baskets or Redemption Baskets. Authorized Purchasers are not required to sell any specific number or dollar amount of units. The per unit price of units offered in Creation Baskets on any particular day is the total NAV of USHO calculated shortly after the close of the core trading session on the NYSE Arca on that day divided by the number of issued and outstanding units.

What is USHO’s Investment Strategy? (pages 64-66)

The first line of the first paragraph of page 65 under the section “What is USHO’s Investment Strategy” is amended as follows:

As an example, assume that a Creation Basket is sold by USHO, and that USHO’s closing NAV per unit is $50. In that case, USHO would receive $5,000,000 in proceeds from the sale of the Creation Basket ($50 NAV per unit multiplied by 100,000 units, and ignoring the Creation Basket fee of $350).

Marketing Agent and Authorized Purchasers (page 81)

The first paragraph of the “Marketing Agent and Authorized Purchasers” is replaced with the following:

The offering of USHO’s units is a best efforts offering. USHO continuously offers Creation Baskets consisting of 100,000 units through the Marketing Agent, to Authorized Purchasers. Merrill Lynch Professional Clearing Corp. was the initial Authorized Purchaser. The initial Authorized Purchaser purchased the initial Creation Basket of 200,000 units at $50.00 per unit on April 9, 2008. Authorized Purchasers pay a $350 fee for each order to create one or more Creation Baskets. The Marketing Agent receives, for its services as marketing agent to USHO, a marketing fee of 0.06% on assets up to the first $3 billion and 0.04% on assets in excess of $3 billion; provided, however, that in no event may the aggregate compensation paid to the Marketing Agent and any affiliate of the General Partner for distribution-related services in connection with this offering of units exceed ten percent (10%) of the gross proceeds of this offering.

Creation and Redemption of Units (pages 83-84)

The second paragraph under the heading “Creation and Redemption of Units” is deleted and replaced with the following:

Authorized Purchasers are the only persons that may place orders to create and redeem baskets. Authorized Purchasers must be (1) registered broker-dealers or other securities market participants, such as banks and other financial institutions, that are not required to register as broker-dealers to engage in securities transactions as described below, and (2) DTC Participants. To become an Authorized Purchaser, a person must enter into an Authorized Purchaser Agreement with the General Partner. The Authorized Purchaser Agreement provides the procedures for the creation and redemption of baskets and for the delivery of the Treasuries and any cash required for such creations and redemptions. The Authorized Purchaser Agreement and the related procedures attached thereto may be amended by USHO, without the consent of any limited partner or unitholder or Authorized Purchaser. Authorized Purchasers pay a transaction fee of $350 to USHO for each order they place to create or redeem one or more baskets. Authorized Purchasers who make deposits with USHO in exchange for baskets receive no fees, commissions or other form of compensation or inducement of any kind from either USHO or the General Partner, and no such person will have any obligation or responsibility to the General Partner or USHO to effect any sale or resale of units.

Creation and Redemption Transaction Fee (page 87)

The “Creation and Redemption Transaction Fee” is deleted and replaced with the following:

Creation and Redemption Transaction Fee

To compensate USHO for its expenses in connection with the creation and redemption of baskets, an Authorized Purchaser is required to pay a transaction fee to USHO of $350 per order to create or redeem baskets. An order may include multiple baskets. The transaction fee may be reduced, increased or otherwise changed by the General Partner. The General Partner shall notify DTC of any change in the transaction fee and will not implement any increase in the fee for the redemption of baskets until 30 days after the date of the notice.